January 29, 2014

Loan Lauren P. Nguyen
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Greenkraft, Inc. (formerly known as Sunrise Global, Inc.) Form 8-K Filed December 10, 2013 File No. 000-53047

Dear Ms. Nguyen:

On behalf of our client, Greenkraft, Inc. f/k/a Sunrise Global, Inc. (the “Company”), we are filing herewith an Amendment No. 1 (the “Amendment”) to the Company’s Current Report on Form 8-Kfiled with the Securities and Exchange Commission (the “Commission”) on December 10, 2013 (the “Report”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated January 6, 2014 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

Item 1.01 Entry into a Material Definitive Agreement, page 2

Acquisition of Greenkraft, Inc., page 2

1.
Please revise to discuss in greater detail the terms and conditions of the Purchase Agreement.  Please also revise to clearly identify the parties to the agreement and to disclose whether ay material relationship existed between Sunrise Global Inc. and any of your directors and officers and of the other parties to the agreement.  In this regard, we note that prior to the acquisition as disclosed in the Accounting Treatment on page 3 that Grenkraft owned a majority share of Sunrise Global Inc.  We also not that Mr. Gemayel was appointed as an officer and director of Sunrise Global Inc. in May of 2013.  Refer to Item 1.01(a) of Form 8-K  Please also revise Item 2.01 of this report. Refer to Item 2.01(c) of Form 8-K

Response: In response to the Staff’s comment, the requested additional disclosure has been included in the Amendment.

1299 Ocean Avenue | Suite 450 | Santa Monica, CA 90401
Phone 310.982.2720 | Fax 310.458.8007
Email info@indegliacarney.com | www.indegliacarney.com

Loan Lauren P. Nguyen
Securities and Exchange Commission
January 29, 2014

Item 2.01 Completion of Acquisition of Disposition of Assets, page 2

2.
We note your disclosure in the first paragraph and the first bullet point thereunder that Sunrise Global Inc. acquired 100% of Greenkraft’s issued and outstanding equity in exchange for 41,500,000 shares of Sunrise Global Inc.’s common stock.  Please revise to disclose the aggregate value of the shares that were exchanged and discuss how this aggregate value was determined.  Refer to Item 2.01(d) of Form 8-K.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

The Business of Greenkraft, page 4

Greenkraft’s Principal Products and Services, page 4

3.
Please revise this section to discuss each product and service in greater detail.  Please include enough detail so that investors can understand the nature and scope of your products and services.  In this regard, please discuss your role in truck assembly and conversion versus the role of third parties.  It appears from your risk factor disclosure that you simultaneously design, test, manufacture, adapt and sell alternative fuel commercial truck.  To the extent that your strategic partners perform all truck assembly and conversion, please prominently disclose this fact here.  As applicable, please also revise your risk factor on page 10..

Response:  In response to the Staff’s comment, the requested additional disclosure has been included in the Amendment.

4.
Based on your disclosure, it appears that you obtain most components for your alternative fuel trucks from various suppliers.  However, it appears that you may provide the fuel systems.  Please revise to clarify if any components of your alternative fuel trucks are manufactured in house.

Response:   In response to the Staff’s comment, the Company has clarified that while it designs certain components, none are actually manufactured in house.

Suppliers, page 6

5.
To the extent material, please file any agreements governing the supply relationships as exhibits in your next filing or tell us why they are not material to you or why you are not substantially dependent on them.

Response:  Please be advised that the Company does not deem any of the individual supply agreements material.  The Company has relationships with multiple suppliers of the both the chassis and the engines in its alternative fuel trucks.  The Company contends that it could enter into relationships with alternate suppliers should its current relationships terminate.  The Company has included this disclosure in the Amendment.

Loan Lauren P. Nguyen
Securities and Exchange Commission
January 29, 2014

Strategic Partnerships, page 7

6.
Please advise, with a view towards revised disclosure, if you have any written agreements with CEE, LLC or G&K Automotive Conversion Inc. which govern these strategic relationships.  To the extent any agreements exist, please file a copy of such agreement as an exhibit in your next filing.  Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:  Please be advised that the Company does not have written agreements with either of CEE LLC or G&K Automotive Consultants and has included such disclosure in the Amendment.

7.
We note your disclosure that CEE, LLC has provided you with their employees at no cost for your truck assembly and conversion.  We also note that you only have two employees and that Mr. Gemayel is the managing member of CEE LLC.  As a result, it appears that all labor is outsourced to CEE, LLC.  Please advise, with a view toward disclosure, regarding the role CEE, LLC plays in the provision of your products and services.

Response:  In response to the Staff’s comment, additional disclosure has been included in the Amendment regarding the role CEE plays in the provision of Greenkraft’s products and services.  In addition, while CEE provided labor for the assembly of Greenkraft’s trucks in 2013,  Greenkraft will be using its own employees for the assembly of trucks beginning in 2014.  Greenkraft intends to add 10-20 employees in 2014.  Such disclosure has been included in the Amendment.

Sales Distribution Strategy, page 7

8.
Please file the distribution agreements with Don Kahan Motors, Inc. and A.R. Natural Fueling Systems, as exhibits to your next filing or tell us why they are not material to you or why you are not substantially dependent upon them.

Response:  Please be advised that Greenkraft does not feel that its distribution agreements with Don Kahan Motors and AR Natural Fueling systems are material.  Greenkraft has had preliminary discussions with dealers in New Jersey, California, Oregon and New York and intends to enter into formal relationships when their inventory of trucks reaches a critical mass.  In addition, Greenkraft believes it can enter into relationships with alternative dealers in the geographic areas these dealers cover on commercially reasonable terms if these initial relationships terminated and has included such disclosure in the Amendment.

Loan Lauren P. Nguyen
Securities and Exchange Commission
January 29, 2014

Item 1A. Risk Factors, page 10

9.
We note that a number of risk factors appear overly generic and could apply to any business. We also note that certain risk factors include references which do not appear applicable to your business. For example and without limitation, refer to

•	the first risk factor on page 12 and the reference to “[your] electric cars;”
•	the first risk factor on page 13 and the reference to “Westport;” and
•	the second risk factor on page 15 and the reference to “performance electric vehicles.”

These references do not appear applicable to your business. Please revise your risk factors so that they are narrowly tailored towards your business. Please note that we may have additional comments upon the revision of this section.

Response:  In response to the Staff’ comment, please be advised that the Company has revised the first two risk factors referenced above to remove the reference to “electric cars” and “Westport”.  However, the Company contends these risk factors are still applicable to it as it addresses risks associated.with government subsidies and the safety risks for alternative fuel vehicles, which are both risks applicable to the Company.  The Company has removed the risk factor related to union activities as it is not currently applicable to it.

10.
Please revise to include a risk factor discussing and quantifying the costs of being a public company.

Response:  In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

11.
Please revise to include a risk factor discussing that your executive officers have limited experience in managing a public company.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

12.
We note that certain of your executive officers appear to have other business activities in which they are concurrently engaged. Please revise to include a risk factor discussing the fact that your management does not devote 100% of their time to company affairs and disclose how much time each person will devote to your business each week or month

Response:  In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

13.
We note that entities related to Mr. Gemayel have provided you (i) with their employees at no cost for your truck assembly and conversion, (ii) with loans to purchase inventory, and (iii) with a corporate headquarters at no cost. Please revise to include a risk factor discussing any risks related to your dependence on Mr. Gemayel and his related entities with respect to obtaining the labor, financing and properties necessary to operate your business.

Response:  In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

Loan Lauren P. Nguyen
Securities and Exchange Commission
January 29, 2014

14.
We note your disclosure in the Liquidity and Capital Resources section on page 21 that, as of September 30, 2013, you owed Mr. Gemayel and his related entities $1,941,916 andthat such amounts are due on demand. Please revise to include a risk factor discussing these related party loans and any associated risks. Please also file any agreements governing these related party loans as exhibits in your next filing. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:  In response to the Staff’s comment, the requested disclosure has been included.  Please be advised that the loans from Mr. Gemayel to the Company are undocumented.

15.
We note that Exhibit 10.6 and the disclosure on page 22 that your credit facility with Pacific Premier Bank matured on December 10, 2013. With a view towards revised disclosure, please advise regarding the status of this credit facility and include a risk factor discussing any attendant risks. As applicable, please file the amended credit facility with Pacific Premier Bank.

Response:  In response to the Staff’s comment, additional disclosure regarding the status of this facility has been included as well as a risk factor regarding same.  The loan modification agreement extending the maturity date to June 10, 2014 has been filed as an exhibit.

16.
We note your disclosure on page 7 that you currently have distribution agreements for sales in Missouri, Kansas, Illinois and Pennsylvania. Please include a risk factor discussing any risks related to your current geographic concentration..

Response:  Please be advised that the Company does not believe this to be a current risk.  In addition to its existing relationships, it is in discussions with distributors in New York, New Jersey, Oregon and California for additional distribution relationships and intends to execute formal agreements upon its inventory of trucks reaching a critical mass.

We may need or want to raise additional funds, page 11

17.
Please revise this risk factor to quantify the estimated amount of capital to implement your business plan over the next 12 months.

Response:  In response to the Staff’s comment, the requested additional disclosure has been included in the Amendment.

Loan Lauren P. Nguyen
Securities and Exchange Commission
January 29, 2014

Management’s Discussion and Analysis of Financial Condition, page 19

Liquidity and Capital Resources, page 21

18.
We note from your disclosure here that Mr. Gemayel has historically used his personal and related party liquidity to fund your operations. Please revise the disclosure here to state whether or not you have any written or oral agreements for such funding in the future.

Response:  In response to the Staff’s comment, the requested additional disclosure has been included in the Amendment.

19.
As a related matter, we note that, for the past two years, Greenkraft has operated with negative working capital. Please revise the disclosure regarding negative working capital to add a discussion of this position as a known trend. This discussion should include how this negative working capital position compares to similar businesses and entities at a similar stage in their development. Refer to the guidance in Item 303(A)(1) of Regulation S-K.

Response:  In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

Future Liquidity and Needs, page 22

20.
Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements. Please also revise to disclose your monthly “burn rate” and the month you will run out of funds without additional capital

Response:  In response to the Staff’s comment, the requested additional disclosure has been included in the Amendment.

21.
Your discussion of the Kodiak agreement indicates that you may be unable to raise any capital from Kodiak due to certain conditions of the agreement. Please add disclosure toaddress the consequences to your operations should financing not be attained either from Kodiak or other sources

Response:  In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

Exhibit 10.1

22.
Please refile to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes, and appendixes. In this regard, we note that the filed version does not include all referenced schedules.

Response:  Please be advised that the Company did not deliver any schedules in connection with its execution of this Agreement with Kodiak.  The Agreement has been refiled without the last page of the agreement which indicated schedules were delivered.

Loan Lauren P. Nguyen
Securities and Exchange Commission
January 29, 2014

Exhibit 10.3

23.
Please refile to include a complete copy. In this regard, we note that the filed version does not include a conformed signature for Pacific Premier Bank. Please also refile Exhibit 10.6 accordingly.

Response:   Please be advised that these agreements have been refilled to include the conformed signature for Pacific Premier on both exhibits 10.3 and 10.6.

Please advise us as soon as possible if the Staff has any further comments relating to the Registration Statement or the responses provided.  You can contact the undersigned at (310) 982-2723.  Thank you in advance for your courtesy and cooperation.

Very truly yours, Indeglia &Carney /s/ Gregory R. Carney Gregory R. Carney

Enclosure

cc:        Greenkraft, Inc.